NORTHERN ORION
EXPLORATIONS LTD

Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

December 6, 2002

VIA FEDEX

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Attention: Mary Cascio

Dear Sirs/Mesdames:

Re: **NORTHERN ORION EXPLORATIONS LTD.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3153
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be made public to the laws of British Columbia and the Policies of the Toronto Stock Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Shannon M. Ross
Chief Financial Officer
for **NORTHERN ORION EXPLORATIONS LTD.**

Encl.

dlw 12/18

United States SEC filing
December 6, 2002

Northern Orion Explorations Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART 1 – Documents required to be Made Pulic pursuant to the laws of the Province of British Columbia and the Toronto Stock Exchange in connection with:

A. Financials

1. Third Quarter Report 2002 for Months ended September 30, 2002

B. Correspondence with B.C. Securities Commission

1. Confirmation of mailing.

02 DEC 11 AM 9:10

NORTHERN ORION
EXPLORATIONS LTD.

Third Quarter Report
2002

During the third quarter of fiscal 2002, Northern Orion Explorations Ltd. ("Northern Orion") or the ("Company"), completed its restructuring process. This process has seen the conclusion of several transactions that resulted in the settlement or restructuring of all of Northern Orion's indebtedness and raised sufficient working capital to carry Northern Orion through 2003.

As a result of the restructuring Northern Orion is now positioned to enter into negotiations and agreements whereby it may realize value from its current assets or acquire sufficient cash flow to preserve the future value of its mining assets.

Restructuring Transactions

In April 2001, Valerie Gold Resources Ltd. ("Valerie") subscribed for a $1.5 million private placement of 10 million units of Northern Orion priced at $0.15 per unit. Each unit consisted of one Northern Orion common share and one share purchase warrant. With each warrant Valerie may purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year (not exercised) and $0.20 during the second. In addition, during the nine months ended September 30, 2002, a second non-brokered private placement was entered into with Valerie for a total of $500,000, which was used for working capital. The placement was for 8,333,333 common shares and 500,000 common share purchase warrants exercisable for two years at a price of $0.075. Valerie currently holds 18.3 million shares and 10.5 million share purchase warrants. A financing fee of 300,000 common shares at a price of $0.10 and 300,000 purchase warrants exercisable at $0.11 was paid during the third quarter of fiscal 2002.

The initial private placement was subject to a number of conditions, which upon closing, set in motion events that had significant impact on Northern Orion. The closing triggered the conversion of the $21.2 million Convertible Debenture ("CD") held by Miramar Mining Corporation ("Miramar") into 14,439,621 Northern Orion common shares priced at $1.47 each. In addition, Northern Orion's remaining debts to Miramar were consolidated into two convertible promissory notes totalling $6,914,605. The conversion price for the new notes was set at $0.15 per share. The new notes were to become due and payable after June 30, 2002, if certain restructuring transactions were not completed. These transactions were completed and during the third quarter of fiscal 2002 the convertible promissory notes payable were converted into 46,097,367 common shares, pursuant to the sale by Miramar of a significant portion of its holdings of Northern Orion. Interest on these notes of $351,000 at the date of conversion, which had been included in mineral properties and deferred development, was reversed and the carrying value of mineral property interests was reduced.

A Royalty and Net Proceeds Agreement (the "Royalty Agreement") was entered into in the fall of 2000 as part of the debt settlement and restructuring where approximately $18 million in Northern Orion's debt was settled with Miramar in exchange for the royalty. Subsequent restructuring transactions included the reduction of the cap on the 2.5% Royalty Agreement specific to the Agua Rica, Mantua and San Jorge properties from approximately $18 million to $15 million. In addition, any future proceeds that could be realized from the San Jorge copper property in Argentina are specifically excluded from the Royalty Agreement.

Miramar further agreed to sell its control block and optioned all but 10 million of its shares plus the new notes to 1341180 Ontario Limited, a private company owned by Mr. Robert Cross. During the third quarter of fiscal 2002 the option on the control block was exercised and the conversion of the promissory notes was completed. Mr. Cross exercised and redistributed 48,000,000 of the common shares previously held by Miramar. A finance fee of $220,000 was paid to an arm's length party in connection with completion of these transactions.

During the quarter ended September 30, 2002, a non-brokered private placement of 20 million units to non-arm's length parties, priced at $0.10 per unit, was completed. Each unit is comprised of one common share and one share purchase warrant, exercisable over a two-year period at a price of $0.13.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Nine Months Ended September 30, 2002

Overview

Northern Orion is primarily engaged in the development of its main mineral properties – Agua Rica in Argentina and Mantua in Cuba. Financial constraints on Northern Orion for the past four years have necessitated a significant reduction in the scale of all corporate activities.

Discussion of Operations and Financial Condition

For the nine months ending September 30, 2002, Northern Orion recorded a loss of $1.579 million or $0.01 per share compared to a loss of $0.69 million or $0.01 per share in fiscal 2001.

The increased costs are due to the continuing restructuring costs with respect to the Agua Rica property and travel, consulting and legal costs with respect to the search for new acquisitions. Office and administration costs have increased from $811,000 in fiscal 2001 to $1,052,000 in fiscal 2002. Severance payments contributed to the increase. Fees and expenses paid to executive officers, a portion of which was included in the management fees previously charged by Miramar are included in general and administration costs. Restructuring costs in fiscal 2001 totalled $110,000, as compared to $533,000 incurred in fiscal 2002. Consulting and financing fees of $355,000 are included in this increase. Also included are legal fees related to the restructuring.

Northern Orion has incurred $193,000 with respect to maintenance of properties in fiscal 2002 as compared to $391,000 in fiscal 2001, due to the conversion of the promissory notes payable to Miramar Mining Corporation to common shares. Interest on the promissory notes had been capitalized in prior periods. In fiscal 2002, promissory notes payable to Miramar Mining Corporation were converted to common shares. This was the final step in the financial restructuring of the Company. The interest accrued on the promissory notes was forgiven, and pursuant to this, capitalized interest of $252,000 at December 31, 2001, and interest accrued since that period was reversed and the carrying costs of mineral properties has been reduced.

Liquidity And Capital Resources

General

At September 30, 2002, Northern Orion had working capital of $833,000. At June 30, 2002, convertible promissory notes accounted for $7,266,000 of the current liabilities. These promissory notes were converted to 46,097,367 common shares in the third quarter of fiscal 2002. During the period ended September 30, 2002, two private placements were completed, one for the issuance of 8,333,333 common shares and 500,000 warrants for proceeds of $500,000, and a second placement of 20,000,000 units at a price of $0.10 per unit non arm's-length parties, for net proceeds of $1,950,000. Each unit in the second placement is comprised of one common share and one share purchase warrant which will entitle the holder to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.13. A financing fee was paid for assistance in completing the restructuring of Northern Orion.

Northern Orion's financial condition will carry it through 2003 but the Company will continue to be challenged principally due to administrative overhead, and costs associated with maintenance of its Cuban operations until the proposed option agreement receives regulatory approval. The maintenance of the Cuban operations was the responsibility of a third party from August 1, 2001, until the termination of its option with Northern Orion in April 2002. Maintenance of Northern Orion's assets in Argentina, apart from direct project costs at Agua Rica, is also the responsibility of the Company.

Due to the prospective nature of the mineral exploration business and the number of exploration properties held, Northern Orion is unable to generate sources of internal cash flow from operations. For several years, Northern Orion has financed the acquisition, exploration and development of its properties through a combination of the issuance of common shares to the public, borrowings from Miramar, attracting other companies to joint venture the evaluation of properties and through third party borrowings.

When, and if, Northern Orion places any of its exploration properties into production, the resulting cash flows may become sufficient to sustain future operations, exploration and development. At

present, Northern Orion lacks the financial ability to advance any of its projects to the production stage.

PROJECT UPDATES

Agua Rica

The Agua Rica project, a Joint Venture between BHP Billiton and Northern Orion, remains the Company's primary asset at the present time and contains a world-class copper-gold-molybdenum porphyry deposit. The project is located in the state of Catamarca in Argentina about 35 kilometres east of the Alumbrera copper-gold mine. BHP Billiton is the project operator. To date, 176 drill holes have been completed with substantially all other field studies complete for a bankable feasibility study, including bulk sampling from two adits, laboratory and pilot scale metallurgical testing, geotechnical design, water exploration, and pre-feasibility level engineering.

In June 2001, it was decided that Northern Orion would allow its interest to be diluted rather than contribute further to the costs of the project. In the context of the current equity and metals markets, it was considered that shareholders would be better served by not attempting further financings to maintain the Company's ownership level. Work continued at a reduced level in 2001 and the budget for the 2002/2003-year presented by the project operator, BHP Billiton of US$1.4 million is a continuation of this reduced work program.

Northern Orion's share of the work program (including management fees to the operator) in the nine months ended September 30, 2002, is approximately $246,000 (2001 – $682,000). Due to the decision to dilute the Company's interest in the property, these expenditures have not been recorded in these consolidated financial statements. As a result of the dilution, Northern Orion's investment in Agua Rica is $74.2 million, but the property interest is now approximately 28%, as compared to 30% held in March 2001, before the Company's decision to dilute its interest was made. Direct project costs, if not funded by Northern Orion, could dilute the interest in the project to a 10% carried interest if Northern Orion continues to elect not to make further contributions to the project.

San Jorge Copper-Gold Project

The San Jorge deposit that is 100% owned by Northern Orion is located near Mendoza in Argentina. The Company has evaluated, on a pre-feasibility basis, the potential for developing a solvent extractive, electrowinning operation at San Jorge. Although the results were encouraging, management believes that the project economics could be more attractive with the definition of additional resources through further exploration drilling supplemented by a recovery in the copper price. The Company is seeking a third party with which to form a joint venture to undertake the necessary work program and to complete a final feasibility study.

Mantua Copper Project

The Mantua project, 50% owned by the Company, is a high-grade copper deposit amenable to open pit mining and solvent extraction/electro-winning recovery of copper. The property is located in the Pinar del Rio Province, Cuba. Geominera S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% interest in the project.

In 1999, Northern Orion completed an internal pre-feasibility study to evaluate the use of a ferric leach, solvent extraction process. Annual copper production of 18,000 tonnes of cathode at an estimated cost of US $0.45/lb copper is projected over an 11-year mine life. The current plan is to proceed with further metallurgical testing and integration of the results into a new bankable feasibility study.

In July 2001 Northern Orion and International Barytex Resources Ltd. ("Barytex") entered into an option agreement whereby Barytex could acquire the undivided 50% interest of the Company in the Mantua project in Cuba by the acquisition of 100% of the issued and outstanding shares in Minera Mantua Inc., a wholly owned subsidiary of Northern Orion. In order to exercise the option, Barytex was to assume and pay all carrying costs relating to the Company's operations in Cuba, complete a bankable feasibility study within 18 months, arrange all financing required in order to commence

commercial production and commence construction of the project within 120 days of making a production decision.

The Agreement was subject to regulatory and shareholder acceptance. Northern Orion's proceeds from the project would be subject to the Royalty Agreement and Barytex had committed to make all required payments to be made to Miramar on the Company's behalf in respect of this Royalty.

On April 12, 2002, Barytex announced that was unable to obtain the needed financing on suitable terms. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company. From that time on, Northern Orion has been responsible for costs relating to the project. Northern Orion received 300,000 common shares with a deemed value of $0.30 in lieu of approximately $97,727 owing by Barytex to Northern Orion at the termination date.

In September 2002 Northern Orion entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of Northern Orion. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% of the project. The terms of the option agreement are as follows:

- Newport will issue 400,000 common shares to Northern Orion as an option payment to enter into the agreement;
- Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20,000 per month;
- Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750,000;

If Northern Orion secures a credit facility satisfactory to Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company. Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving Northern Orion with the remaining US$14 million subordinated debt. Upon full exercise of the option of the shares in Mantua, Newport agrees to assume the obligations of the Miramar royalty on the Mantua project. The agreement is subject to regulatory approval.

Risks Associated with the Mining Industry

Northern Orion is engaged in the exploration for and the development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. In addition, government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations could have a profound impact on the economic viability of a mineral deposit.

Northern Orion is not able to determine the impact of potential changes in environmental laws and regulations on its financial position due to the uncertainty surrounding the form such changes may take. As mining regulators continue to update and clarify their requirements for closure plans and environmental protection laws and administrative policies are changed, additional reclamation obligations and further security for mine reclamation costs may be required. It is not expected that such changes will have a material effect on the operations of Northern Orion.

Risks Associated with Financial Markets

Cuba has fixed their currency to the US dollar and the majority of the transactions in Argentina are in US dollars. The currency in Argentina was recently devalued. It had previously been fixed to the US dollar. Removal of exchange controls could significantly affect the exchange rates in terms of the Canadian dollar. Continued weakness of the Canadian dollar in comparison to the US dollar will also affect the results of operations. Increasing costs of labour, supplies and energy may affect planned

operations in future years. The potential for increased input prices is taken into consideration when preparing plans for future exploration, development and mine construction.

Risks Associated with the Market for Metals and Minerals

The prices of metals and minerals are subject to relatively large changes over short time periods. These prices can have a direct impact on the commercial viability of production from mineral properties.

Risks Associated with Foreign Operations

Northern Orion's investments in foreign countries such as Argentina and Cuba carry certain risks associated with different political and economic environments. Northern Orion undertakes investments in various countries around the world only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

OUTLOOK

With the redistribution of the Miramar control position in Northern Orion, the Company has completed the restructuring initiated in 2000. As a result, the Company was able to conclude the private placement, to raise sufficient working capital to move through 2003, while continuing to endeavour to unlock the value of its copper assets. Joint venture partners are being sought to assist in the development of these assets. In addition, Northern Orion will continue to review and evaluate accretive acquisitions that could provide the company with near-term cash flow.

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Balance Sheets
(Expressed in Thousands of Canadian Dollars)
(unaudited – prepared by management)

	September 30, 2002	December 31, 2001
Assets		
Current assets:		
Cash and short-term investments	$ 920	$ 387
Accounts receivable	174	167
Investment in shares (Note 4)	90	--
Prepaid expenses	56	37
	1,240	591
Plant and equipment	2,187	2,192
Mineral property interests (Note 5)	81,179	81,238
	$ 84,606	$ 84,021
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 407	$ 466
Convertible promissory notes payable (Notes 6 and 7)	--	7,167
	407	7,633
		--
Reclamation	40	40
Future income taxes	24,485	24,485
	24,932	32,158
Shareholders' equity		
Share capital (Note 7)	158,639	149,274
Contributed surplus (Note 2)	108	--
Deficit	(99,073)	(97,411)
	59,674	51,863
	$ 84,606	$ 84,021

See accompanying notes to consolidated financial statements.

Approved on behalf of the board:

"David W. Cohen" — Director

"Robert Cross" — Director

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Operations and Deficit
(expressed in thousands of dollars)
(unaudited – prepared by management)

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Expenses				
General and administration	$ 372	$ 255	$ 1,052	$ 811
Restructuring costs	357	31	533	110
Depreciation and depletion	2	–	5	7
Property costs	(60)	–		112
Loss (gain) on foreign exchange translation	22	1	(10)	4
Interest and other income	–	(9)	(1)	(31)
Proceeds on sale of shares	–	(319)	–	(319)
	693	(41)	1,579	694
Income (loss) for the period	(693)	41	(1,579)	(694)
Deficit, beginning of period	(98,380)	(96,861)	(97,411)	(96,126)
Stock-based compensation (note 2)	–	–	(83)	–
Deficit, end of period, as restated	$ (99,073)	$ (96,820)	$ (99,073)	$ (96,820)
Loss per share – basic and fully diluted	$ (0.00)	$ (0.00)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	174,197,232	113,870,222	137,069,556	103,127,531
Total common shares outstanding at end of period	188,600,922	113,870,222	188,600,922	113,870,222

NORTHERN ORION EXPLORATIONS LTD.

Consolidated Statements of Cash Flows
(expressed in thousands of dollars)
(unaudited – prepared by management)

	Three months ended September 30, 2002	Three months ended September 30, 2001	Nine months ended September 30, 2002	Nine months ended September 30, 2001
Cash provided by (used in):				
Operations				
Loss for the period	$ (693)	$ 41	$ (1,579)	$ (694)
Items not involving cash				
Depreciation and depletion	2	–	5	7
Stock-based compensation	1	–	25	–
Change in non-cash working capital				
Decrease (increase) in accounts receivable	61	–	(7)	(27)
Decrease (increase) in prepaid expenses	(19)	2	(19)	–
Increase (decrease) in accounts payable and accrued liabilities	(306)	(193)	(59)	(666)
	(954)	(150)	(1,634)	(1,380)
Financing				
Common shares issued for cash	1,950	–	2,450	1,480
Advances from controlling shareholder	–	–	–	479
Capitalized interest on convertible debenture	–	–	–	408
	1,950	–	2,450	2,367
Investments				
Mineral properties	(71)	67	(193)	(391)
Plant and equipment	–	–	–	(4)
Shares	(90)		(90)	
	(161)	67	(283)	(395)
Increase (decrease) in cash	835	(83)	533	592
Cash, beginning of period	85	688	387	13
Cash, end of period	$ 920	$ 605	$ 920	$ 605
Supplementary information:				
Non-cash transactions				
Interest capitalization to mineral property interests	252	–	153	–
Increase in mineral properties due to future income tax liability	–	–	–	–
Financing fees	30	–	30	–
Promissory notes to equity	6,915	–	6,915	–
Convertible debenture to equity	–	–	–	21,226

1. Interim financial statements:

These interim financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's Annual Report for the year ended December 31, 2001.

The quarterly results are not necessarily indicative of results to be expected for an entire year.

These financial statements are prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis, which would differ significantly from the going concern basis.

The Company has incurred significant losses to date and has been reliant on external sources of funds from issuances of equity and debt. At September 30, 2002, the Company has an excess of current assets over current liabilities of $833. The ability of the Company to continue as a going concern is dependent upon obtaining the necessary financing to ensure that the Company is able to meet its liabilities and commitments as they come due.

The recoverability of amounts capitalized for mineral properties in the consolidated balance sheet is dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of the properties, the receipt of necessary permitting, and upon future profitable production. Further, to improve mineral properties' viability, requires increases in relevant mineral prices from current levels. The period over which mineral prices will remain at or below current levels is uncertain.

2. Change in accounting policy:

Effective January 1, 2002, the Company adopted the new Recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation and other stock-based payments. The new recommendations are applied prospectively to all stock-based payments, and require recognition of stock-based payments to non-employees and to employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, except grants outstanding at January 1, 2002, that call for settlement in cash or other assets or stock appreciation rights that call for settlement in equity instruments. For such grants, the new Recommendations are applied retroactively, without restatement but with the cumulative impact charged against equity. An adjustment of $83 was required to increase the deficit on adoption of the standard.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

2. Change in accounting policy (continued):

Effective January 1, 2002, the Company accounts for all stock-based payments to non-employees and employee awards that are direct awards of stock, call for the settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments using the fair value based method. For all other employee awards, the Company continues to follow the settlement method. Under the settlement method, no compensation cost is recognized when the awards are issued to employees. Any consideration paid by employees on exercise is credited to share capital. For such awards, the Company discloses the pro forma effect on reported earnings as if the fair value method described below for grants made on or after January 1, 2002, were applied. As no such awards were granted during the nine-month period ended September 30, 2002, no such pro forma information has been presented.

Under the fair value method, employee compensation cost attributed to direct awards of stock is measured at the fair value of the award at the grant date and is recognized over the vesting period of the award. For employee stock-based payments that call for the settlement in cash or other assets or by the issuance of equity instruments, compensation cost is measured at intrinsic value of the award and is recognized over the vesting period. Changes in the intrinsic value between the grant date and the measurement date is reflected as a change in compensation cost. No employee stock-based compensation was required to be recognized for the three and nine-month periods ended September 30, 2002.

Under the fair value method, non-employee stock-based payments are based upon the fair value of the instruments as the services are provided and the securities are earned. Non-employee compensation expense recognized for the three and nine months ended September 30, 2002, was $1 and $25, respectively.

3. Loss per share:

Diluted loss per share does not differ from basic loss per share as the potential issue of common shares under the convertible debenture or the Company's stock appreciation rights plan would be anti-dilutive to the common shareholders.

4. Investment in shares

The Company holds 300,000 common shares of International Barytex Resources Ltd. ("Barytex"). On April 12, 2002, Barytex announced that was unable to obtain the needed financing to earn its option in the Mantua project in Cuba. Consequently, it was forced to withdraw from its option and terminate its agreement with the Company. In relation to the option agreement, the Company received 300,000 common shares with a deemed value of $0.30 in lieu of approximately $98 owing by Barytex to Northern Orion at the termination date. The shares are recorded at the deemed value of $90. At September 30, 2002, the market value of the shares of Barytex is $90.

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

5. **Mineral property interests and deferred development:**

	Agua Rica	Mantua	Net Proceeds Interest	Total
Balance, December 31, 2001	$ 74,505	$ 24,720	$ (17,987)	$ 81,238
Exploration and development expenditures (recoveries)	(252)	193	–	(59)
Balance, September 30, 2002	$ 74,253	$ 24,913	$ (17,987)	$ 81,179

(a) Agua Rica

The Agua Rica project is located in Catamarca Province, Argentina. The property is composed of mining claims and exploration licenses. Work is focused upon a major porphyry copper-gold-silver-molybdenum deposit that is being explored by a joint venture between the Company (30%) and BHP Copper (70%). In June 2001, the Company elected to reduce its interest in the Agua Rica project for all unpaid costs to that point and on a continuing basis until funds are available to the Company to make further payments on the project. As a result, $328 of unpaid costs included in accounts payable and accrued liabilities were reversed.

The dilution on the project to September 30, 2002, has reduced the Company's interest in the project to a 28% interest. In the event that the Company elects to not contribute additional funds to BHP Copper, the operator, its current interest will be reduced over time to a 10% carried interest in the property.

(b) Mantua

The Mantua project is located in western Cuba. The Company has entered into an agreement with Newport Exploration Ltd. ("Newport") whereby Newport can acquire an undivided 50% interest in the Mantua project from the Company. The acquisition will be by way of an option agreement over 100% of the issued and outstanding common shares in Minera Mantua Inc. ("Mantua"), a wholly owned subsidiary of the Company. Geominera, S.A., a Cuban company controlled by the government of Cuba, holds the remaining 50% of the project. The terms of the option agreement are as follows:

- Newport will issue the Company 400,000 common shares as an option payment to enter into the agreement;
- Newport will assume and pay the carrying costs relating to the Mantua project up to a maximum of US$20 per month;
- Newport will complete a program of sampling for metallurgical test work within twelve months from regulatory approval of the acquisition, in order to complete a bankable feasibility study, to a maximum cost of US$750;

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

5. Mineral property interests and deferred development (continued):

If the Company secures a credit facility satisfactory too Newport in order to commence commercial production, Newport will issue 1,400,000 common shares to the Company. Newport will assume US$20 million of the US$28 million in subordinated debt owing to the Company by Geominera, S.A. Should Newport identify and secure financing, Newport will assume US$14 million of the subordinated debt, leaving the Company with the remaining US$14 million subordinated debt. Upon full exercise of the option of the shares in Mantua, Newport agrees to assume the obligations of the Miramar royalty on the Mantua project. The agreement is subject to regulatory approval.

6. Promissory notes payable:

	September 30, 2002	December 31, 2001
Convertible promissory notes (a)	$ –	$ 6,915
Accrued interest on promissory notes	–	252
Current portion of convertible promissory notes	–	(7,167)
	$ –	$ –

(a) Convertible promissory notes:

In fiscal 2001, the Company converted all amounts owing to Miramar, which included the $2,000 remaining principal on a promissory note and amounts owing on a convertible debenture, into two convertible promissory notes totalling $6,915. The convertible promissory notes are convertible, at Miramar's option, into common shares of the Company at a price of $0.15 per share. The terms of the notes are such that the interest was payable on the notes at prime plus 2% per annum and are due on demand after June 30, 2002. During the three months ended September 30, 2002, the promissory notes were converted into 46,097,367 common shares. Pursuant to the terms of the notes conversion, all interest accrued and unpaid to the conversion date was forgiven and no interest shall accrue thereafter.

7. Share capital:

(a) Authorized:

500,000,000 common shares without par value

100,000,000 first preference shares without par value

100,000,000 second preference shares without par value

(Tabular Dollar Amounts Expressed in Thousands of Dollars)

7. Share capital (continued):

(b) Issued:

	Number of common shares	Amount
Balance, December 31, 2001	113,870,222	$ 149,274
Shares issued for cash:		
Private placement	8,333,333	500
Private placement	20,000,000	1,950
Shares issued for other:		
Finance fee	300,000	--
Conversion of promissory notes	46,097,367	6,915
Balance, September 30, 2002	188,600,922	$ 158,639

(c) Stock options:

At September 30, 2002, the Company had stock options outstanding as follows:

	Number of share options	Average exercise price
Outstanding, beginning of period	7,550,000	$0.15
Forfeited, expired and cancelled	(850,000)	0.15
Outstanding, end of period	6,700,000	$0.15
Available for exercise, end of period	6,000,000	$0.15

(d) Warrants

(1) At September 30, 2002, there were 10,000,000 warrants outstanding exercisable at a price of $0.20 per common share until April 27, 2003, and 500,000 warrants exercisable at $0.075 per common share until March 28, 2004. A private placement of 20,000,000 units to non-arm's length parties, priced at $0.10 per unit, was completed. Each unit is comprised of one common share and one share purchase warrant, exercisable over a two-year period at a price of $0.13.

(2) A finance fee of 300,000 common shares priced at $0.10, with a warrant attached, exercisable at $0.11 exercisable over a two-year period, was paid to an arm's length party. This finance fee was paid with respect to a private placement financing completed in March 2002.

NORTHERN ORION
EXPLORATIONS LTD
Suite 1400, 570 Granville Street, Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

Nocember 29, 2002

To: All Canadian Commissions and Agencies

Dear Sirs:

Re: Quarterly Report for the Period Ended September 30, 2002

Today, Northern Orion Explorations Ltd. (the "Company") mailed the following material to shareholders appearing on the Company's supplemental mailing list:

1. Consolidated Financial Statements for the period ended September 30, 2002; and
2. Quarterly Report with Management Discussion and Analysis of Financial Condition and Results of Operations for the Six Months and Nine Months Ended September 30, 2002.

Sincerely,

"RODRIGO A. ROMO"

Rodrigo A. Romo
Legal Assistant
for **NORTHERN ORION EXPLORATIONS LTD.**

cc: United States Securities and Exchange Commission – 12g3-2(b) #82-3153